

March 22, 2013

Via E-mail
Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

      Re: **Novo Nordisk A/S**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed February 6, 2013
              Form 6-K
              Filed February 6, 2013
              File No. 333-82318

Dear Mr. Brandgaard:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed February 6, 2013: Annual Report 2012

Consolidated Financial Statements
Statement of cash flows for the year ended 31 December 2012, 2011 and 2010, page 58

1. Please amend your filing to remove your financial resources and free cash flow information from the face of your financial statements. Please see Item 10(e)(1)(ii)(C) of Regulation S-K which precludes the disclosure of non-IFRS measures on the face of your financial statements or in the accompanying notes. If you amend your financial statements in a Form 6-K, please amend your 2012 Form 20-F to include reference to the Form 6-K containing your amended Annual Report.

Statement of changes in equity at 31 December 2012 and 2011, page 59

2. Please amend your filing to present your statement of changes in equity for 2010 as required by Item 3-04 of Regulation S-X and Item 8A2 of Form 20-F.

Note 2.4: Income and deferred income taxes, page 67

3. In the first table on page 67 you disclose a DKK 4.0 billion adjustment to increase the 2012 tax expense related to previous years' current tax and a DKK 4.3 billion adjustment to decrease the 2012 tax expense related to previous years' deferred tax. These adjustments are in excess of 60% of your 2012 income tax expense when the corresponding adjustments in 2011 and 2010 were less than 6% and 16%, respectively. Please provide disclosure in your amended filing that describes your prior years' adjustments in 2012. Separately explain to us why these adjustments are not indicative of errors in your prior years' financial statements. To the extent necessary for an understanding of your position, please reference the authoritative literature you rely upon to support your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant